Exhibit 99.1

Yatsen Reports Fourth Quarter and Full Year 2020 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on March 11, 2021

GUANGZHOU, China, March 11, 2021 - Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leader in the rapidly evolving China beauty market, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Highlights

•	Total net revenues for the fourth quarter of 2020 increased 71.7% to RMB1.96 billion (US$300.6 million) from RMB1.14 billion for the fourth quarter of 2019.

•	Gross margin for the fourth quarter of 2020 was 66.3% compared to 62.7% for the fourth quarter of 2019.
•	Gross sales[1] for the fourth quarter of 2020 increased 73.3% to RMB2.27 billion (US$348.2 million) from RMB1.31 billion for the fourth quarter of 2019.
•	The number of Direct-to-Consumer (“DTC”) customers[2] for the fourth quarter of 2020 increased 30.9% to 14.4 million from 11.0 million for the fourth quarter of 2019.

“We are thrilled to report solid fourth quarter and full year results as our efforts to scale our brands and unlock synergies between our various sales channels, resulted in powerful top-line growth,” said Mr. Jinfeng Huang, founder, chairman and CEO of Yatsen. “The growing popularity of homegrown Chinese beauty brands is presenting us with unprecedented opportunities that we are well positioned to capture. With our acquisition of several distinct skincare brands and our partnership with Sensient Technologies, we are on track to offer our customers a full suite of products. While we continue to focus on innovation and quality, our efforts in expanding our offline experience stores will create even greater value for our customers and spur stronger brand engagement and loyalty. In 2021, as customers continue their journey of beauty discovery, we look forward to introducing effective skincare regimens and new color cosmetics consisting of an even fuller array of colors and textures.”

Mr. Donghao Yang, CFO and director of Yatsen, commented, “We finished the fourth quarter of 2020 with solid financial results. Our healthy top line growth reflects strong performance across our brand portfolio and demonstrates the deep market appeal of our products, the success of our growth strategy, and our ability to skillfully execute our operational plan. 2020 was a pivotal year for Yatsen and the overall beauty industry, and our efforts in product innovation and development paid off. As we move further into 2021, we remain committed to our growth strategy of expanding our product offerings and customer base which we firmly believe will lay a solid foundation for profitability in the long run.”

Fourth Quarter 2020 Financial Results

Net Revenues. Total net revenues for the fourth quarter of 2020 increased by 71.7% to RMB1.96 billion (US$300.6 million) from RMB1.14 billion for the fourth quarter of 2019, primarily attributable to the growth in sales volume of our beauty products driven by an increase in the number of customers during the same period.

[1]

Gross sales refers to the total value of all orders for products and services placed and shipped, regardless of whether the goods are returned. Calculation of gross sales includes shipping charges paid by customers to the Company.

[2]

DTC customers refer to the customers that have placed one or more orders purchasing products through the Company’s DTC channels, including the Company’s online stores on third-party e-commerce platforms, the Company’s channels on Weixin and experience stores, during the relevant periods, if such products were shipped, but regardless of whether or not the customer returned the products. This number does not include the number of customers placing orders through the Company’s third-party e-commerce platform distributors including JD.com and Vipshop.

Gross Profit and Gross Margin. Gross profit for the fourth quarter of 2020 increased by 81.6% to RMB1.30 billion (US$199.4 million) from RMB716.3 million for the fourth quarter of 2019. Gross margin for the fourth quarter of 2020 was 66.3% compared to 62.7% for the fourth quarter of 2019.

Operating Expenses. Total operating expenses for the fourth quarter of 2020 were RMB2.83 billion (US$434.5 million), compared to RMB644.8 million for the fourth quarter of 2019. As a percentage of total net revenues, total operating expenses for the fourth quarter of 2020 were 144.5%, compared to 56.5% for the fourth quarter of 2019.

•

Fulfillment Expenses. Fulfillment expenses for the fourth quarter of 2020 were RMB144.7 million (US$22.2 million), compared to RMB113.2 million for the fourth quarter of 2019. The increase was primarily due to (i) an increase in warehousing, shipping and handling expenses driven by the growth in sales volume of our beauty products during the same period, and (ii) share-based compensation expenses recognized upon occurrence of initial public offering (“IPO”) according to accounting principles generally accepted in the United States of America (“U.S. GAAP”). As a percentage of total net revenues, fulfillment expenses for the fourth quarter of 2020 decreased to 7.4% from 9.9% for the fourth quarter of 2019.

•

Selling and Marketing Expenses. Selling and marketing expenses for the fourth quarter of 2020 were RMB1.38 billion (US$211.3million), compared to RMB446.3 million for the fourth quarter of 2019. The increase was primarily due to (i) an increase in advertising, marketing and brand promotion costs, (ii) an increase in expenses incurred during the development of experience stores, and (iii) share-based compensation expenses recognized upon occurrence of IPO according to U.S. GAAP. As a percentage of total net revenues, selling and marketing expenses for the fourth quarter of 2020 increased to 70.3% from 39.1% for the fourth quarter of 2019.

•

General and Administrative Expenses. General and administrative expenses for the fourth quarter of 2020 were RMB1.29 billion (US$197.1 million), compared to RMB71.9 million for the fourth quarter of 2019. The increase was primarily due to (i) an increase in personnel cost, and (ii) share-based compensation expenses recognized upon occurrence of IPO according to U.S. GAAP. As a percentage of total net revenues, general and administrative expenses for the fourth quarter of 2020 increased to 65.6% from 6.3% for the fourth quarter of 2019.

•

Research and Development Expenses. Research and development expenses for the fourth quarter of 2020 were RMB25.6 million (US$3.9 million), compared to RMB13.4 million for the fourth quarter of 2019. The increase was primarily due to (i) an increase in personnel costs, and (ii) share-based compensation expenses recognized upon occurrence of IPO according to U.S. GAAP. As a percentage of total net revenues, research and development expenses for the fourth quarter of 2020 increased to 1.3% from 1.2% for the fourth quarter of 2019.

Income (Loss) from Operations and Non-GAAP Income (Loss) from Operations3. Loss from operations for the fourth quarter of 2020 was RMB1.53 billion (US$235.1 million), compared to income from operations of RMB71.5 million for the fourth quarter of 2019. Non-GAAP loss from operations for the fourth quarter of 2020 was RMB290.1 million (US$44.5 million), compared to non-GAAP income from operations of RMB90.0 million for the fourth quarter of 2019.

[3]	Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding share-based compensation expenses.

Net Income (Loss) and Non-GAAP Net Income (Loss)4. Net loss for the fourth quarter of 2020 was RMB1.53 billion (US$234.7 million), compared to net income of RMB46.2 million for the fourth quarter of 2019. Non-GAAP net loss for the fourth quarter of 2020 was RMB287.4 million (US$44.1 million), compared to non-GAAP net income of RMB64.8 million for the fourth quarter of 2019.

Net Income (Loss) attributable to Ordinary Shareholders per Diluted ADS5 and Non-GAAP Net Income (Loss) attributable to Ordinary Shareholders per Diluted ADS6. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS for the fourth quarter of 2020 was RMB4.04 (US$0.62), compared to net income attributable to Yatsen’s ordinary shareholders per diluted ADS of RMB0.10 for the fourth quarter of 2019. Non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS for the fourth quarter of 2020 was RMB0.73 (US$0.11), compared to non-GAAP net income attributable to Yatsen’s ordinary shareholders per diluted ADS of RMB0.16 for the fourth quarter of 2019.

Balance Sheet and Cash Flow

As of December 31, 2020, the Company had cash and cash equivalents and restricted cash of RMB5.73 billion (US$878.7 million), compared to RMB676.6 million as of December 31, 2019.

For the quarter ended December 31, 2020, net cash used in operating activities was RMB362.1 million (US$55.5 million). For the full year ended December 31, 2020, net cash used in operating activities was RMB983.4 million (US$150.7 million).

Full Year 2020 Financial Results

Net Revenues. Total net revenues for the full year of 2020 increased by 72.6% to RMB5.23 billion (US$802.0 million) from RMB3.03 billion in the prior year, primarily attributable to the growth in sales volume of beauty products driven by an increase in the number of customers.

Gross Profit and Gross Margin. Gross profit for the full year of 2020 increased by 74.5% to RMB3.36 billion (US$515.6 million) from RMB1.93 billion in the prior year. Gross margin for the full year of 2020 was 64.3% compared to 63.6% in the prior year.

Income (Loss) from Operations and Non-GAAP Income (Loss) from Operations. Loss from operations for the full year of 2020 was RMB2.68 billion (US$411.1 million), compared to income from operations of RMB143.8 million in the prior year. Non-GAAP loss from operations for the full year of 2020 was RMB782.1 million (US$119.9 million), compared to non-GAAP income from operations of RMB218.8 million in the prior year.

Net Income (Loss) and Non-GAAP Net Income (Loss). Net loss for the full year of 2020 was RMB2.69 billion (US$412.0 million), compared to net income of RMB75.4 million in the prior year. Non-GAAP net loss for the full year of 2020 was RMB787.8 million (US$120.7 million), compared to non-GAAP net income of RMB150.4 million in the prior year.

Net Income (Loss) attributable to Ordinary Shareholders per Diluted ADS and Non-GAAP Net Income (Loss) attributable to Ordinary Shareholders per Diluted ADS. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS for the full year of 2020 was RMB19.12 (US$2.93), compared to net loss attributable to Yatsen’s ordinary shareholders per diluted ADS of RMB0.40 in the prior year. Non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS for the full year of 2020 was RMB3.78 (US$0.58), compared to non-GAAP net income attributable to Yatsen’s ordinary shareholders per diluted ADS of RMB0.36 in the prior year.

Fourth Quarter and Recent Developments

•

The Company successfully completed its IPO and listing of 67,562,500 ADSs (including the full exercise of the over-allotment option to purchase additional ADSs from the underwriters) on the New York Stock Exchange on November 19, 2020. The Company raised total proceeds of US$709.4 million from the offering.

•

At the end of October 2020, the Company acquired Galénic, an iconic premium skincare brand, from Pierre Fabre, a French pharmaceutical and dermo-cosmetics group. The Company will continue to support the brand in Europe and China. In addition, the Company has completed the acquisition of the masstige Chinese skincare brand which was mentioned during the IPO.

•

In March 2021, the Company entered into a definitive agreement to acquire the prestige skincare brand Eve Lom from Manzanita Capital. The brand combines high quality natural ingredients with the latest scientific innovations to create a portfolio of luxurious and effective products, many of which are award-winning.

•

The Company appointed Dr. Jiming Ha as the third independent director in the Company’s board of directors, effective March 11, 2021. Dr. Ha served as a managing director at Goldman Sachs (Asia) in investment banking services from 2010 to 2017. Prior to that, Dr. Ha was Chief Economist at China International Capital Corporation from 2004 to 2010. Dr. Ha received his Ph.D. from University of Kansas and an MS and BS from Fudan University in Shanghai. Following the appointment, Dr. Ha will serve as a member of the audit committee and compensation committee, and as the chairman of nominating and corporate governance committee.

•

Concurrent with the appointment of Dr. Ha, our board of directors has approved to further update the composition of our committees in furtherance of good corporate governance. Our three committees will be fully independent with composition set forth below:

Audit Committee
Chair: Sidney Xuande Huang Members: Bonnie Yi Zhang; Jiming Ha
Nominating and Corporate Governance Committee
Chair: Jiming Ha Members: Sidney Xuande Huang; Bonnie Yi Zhang
Compensation Committee
Chair: Bonnie Yi Zhang Members: Sidney Xuande Huang; Jiming Ha

Business Outlook

For the first quarter of 2021, the Company expects its total net revenues to be between RMB1.37 billion and RMB1.42 billion, representing a year-over-year growth rate of approximately 35% to 40%. These forecasts reflect the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The

[4]	Non-GAAP net income (loss) is a non-GAAP financial measure, which is defined as net income (loss) excluding share-based compensation expenses.

[5]	ADSs refer to the American depositary shares, each of which represents four Class A ordinary shares.
[6]

Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) attributable to ordinary shareholders, divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company will hold a conference call on March 11, 2021 at 7:30 am Eastern Time or 8:30 pm Beijing Time to discuss its financial results and operating performance for the fourth quarter and full year of 2020.

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	10152710

The replay will be accessible through March 18, 2021 by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Conference ID:	10152710

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.yatsenglobal.com/.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leader in the rapidly evolving China beauty market with the mission of creating an exciting new journey of beauty discovery for consumers in China and around the world. The Company has launched three fast-growing, successful color cosmetics and skincare brands: Perfect Diary, Little Ondine and Abby's Choice, and has recently acquired Galénic, an iconic premium skincare brand. Leveraging its digitally native direct-to-customer business model, the Company has built a platform with core capabilities that disrupt every part of the traditional beauty industry value chain and deliver greater value to its customers. The Company reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China. For more information, please visit http://ir.yatsenglobal.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shares and non-GAAP net income (loss) attributable to ordinary shares per diluted ADS, each a non-GAAP financial measure, in reviewing and assessing its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the management to evaluate operating performance and formulate business plans. Non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding share-based compensation expenses, non-GAAP net income (loss) as net income (loss) excluding share-based compensation expenses and non-GAAP net income (loss) attributable to ordinary shares as net income (loss) attributable to ordinary shares excluding (i) share-based compensation expenses, (ii) accretion to preferred shares, and (iii) deemed dividends to preferred shareholders due to modification of preferred shares. Non-GAAP net income (loss) attributable to ordinary shares per diluted ADS is computed using non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

However, the non-GAAP financial measures have limitations as analytical tools as the non-GAAP financial measures are not presented in accordance with U.S. GAAP and may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Yatsen's non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains statements that may constitute "forward-looking" statements which are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: yatsen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: yatsen@thepiacentegroup.com

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	December 31,	December 31,	December 31,
	2019	2020	2020
	RMB'000	RMB'000	USD'000
Assets
Current assets
Cash and cash equivalents	676,579	5,727,029	877,706
Restricted cash	-	6,363	975
Short-term investment	10,000	-	-
Accounts receivable	265,302	419,317	64,263
Inventories, net	504,049	616,808	94,530
Prepayments and other current assets	115,231	304,641	46,688
Amounts due from related parties	664	14,370	2,202
Total current assets	1,571,825	7,088,528	1,086,364
Non-current assets
Investments	-	34,862	5,343
Property and equipment, net	109,410	285,297	43,724
Goodwill	20,596	20,596	3,156
Intangible assets, net	10,028	189,090	28,979
Deferred tax assets	4,233	597	91
Right-of-use assets, net	263,346	536,710	82,254
Other non-current assets	30,879	152,058	23,304
Total non-current assets	438,492	1,219,210	186,851
Total assets	2,010,317	8,307,738	1,273,215
Liabilities, mezzanine equity and shareholders' equity (deficit)
Current liabilities
Accounts payable	400,542	466,705	71,526
Advances from customers	3,177	6,228	954
Accrued expenses and other liabilities	191,065	411,944	63,131
Amounts due to related parties	-	11,814	1,811
Income tax payables	74,644	18,686	2,864
Lease liabilities due within one year	93,915	215,300	32,996
Total current liabilities	763,343	1,130,677	173,282
Non-current liabilities
Deferred tax liabilities	1,742	1,557	239
Lease liabilities	171,045	311,910	47,802
Total non-current liabilities	172,787	313,467	48,041
Total liabilities	936,130	1,444,144	221,323
Mezzanine equity	1,129,987	-	-
Shareholders’ equity (deficit)

Ordinary Shares (US$0.00001 par value; 4,044,840,121 ordinary shares authorized, comprising of 3,130,264,924 Class A ordinary shares, 914,575,197 Class B ordinary shares; nil Class A ordinary shares issued and outstanding; 914,575,197 Class B ordinary shares issued and 567,335,222 Class B ordinary shares outstanding as of December 31, 2019; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated; 1,736,321,157 Class A shares and 960,852,606 Class B ordinary shares issued; 1,586,957,585 Class A ordinary shares and 939,496,191 Class B ordinary shares outstanding as of December 31, 2020)

	56	173	27
Treasury shares	(20)	(12)	(2)
Additional paid-in capital	-	11,165,697	1,711,218
Statutory reserve	19,322	20,051	3,073
Accumulated deficit	(89,590)	(4,240,134)	(649,829)
Accumulated other comprehensive income (loss)	14,432	(97,265)	(14,907)
Total Yatsen Holding Limited shareholders' (deficit) equity	(55,800)	6,848,510	1,049,580
Non-controlling interests	-	15,084	2,312
Total shareholders' (deficit) equity	(55,800)	6,863,594	1,051,892
Total liabilities, mezzanine equity and shareholders' equity (deficit)	2,010,317	8,307,738	1,273,215

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2019	2020	2020	2019	2020	2020
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Total net revenues	1,142,237	1,961,598	300,628	3,031,167	5,233,170	802,018
Total cost of revenues	(425,928)	(660,588)	(101,240)	(1,103,509)	(1,869,145)	(286,459)
Gross profit	716,309	1,301,010	199,388	1,927,658	3,364,025	515,559
Operating expenses:
Fulfillment expenses	(113,214)	(144,715)	(22,179)	(300,122)	(425,052)	(65,142)
Selling and marketing expenses	(446,334)	(1,378,407)	(211,250)	(1,251,270)	(3,412,159)	(522,936)
General and administrative expenses	(71,883)	(1,286,130)	(197,108)	(209,326)	(2,142,973)	(328,425)
Research and development expenses	(13,411)	(25,610)	(3,925)	(23,179)	(66,512)	(10,193)
Total operating expenses	(644,842)	(2,834,862)	(434,462)	(1,783,897)	(6,046,696)	(926,696)
Income (loss) from operations	71,467	(1,533,852)	(235,074)	143,761	(2,682,671)	(411,137)
Financial income	4,712	5,292	811	5,320	14,313	2,194
Foreign currency exchange losses	(1)	(2,038)	(312)	(62)	(2,774)	(425)
Other non-operating expenses	(652)	(2,259)	(346)	(1,684)	(10,313)	(1,581)
Income (loss) before income tax expenses	75,526	(1,532,857)	(234,921)	147,335	(2,681,445)	(410,949)
Income tax (expense) benefit	(29,310)	1,653	253	(71,976)	(6,970)	(1,068)
Net income (loss)	46,216	(1,531,204)	(234,668)	75,359	(2,688,415)	(412,017)
Net loss attributable to non-controlling interests	-	608	93	-	608	93
Net income (loss) attributable to Yatsen's shareholders	46,216	(1,530,596)	(234,575)	75,359	(2,687,807)	(411,924)
Accretion to preferred shares	(27,434)	(65,304)	(10,008)	(59,200)	(242,209)	(37,120)
Deemed dividends to preferred shareholders due to modification of preferred shares	-	-	-	(61,239)	(1,054,220)	(161,566)
Net income (loss) attributable to ordinary shareholders of Yatsen	18,782	(1,595,900)	(244,583)	(45,080)	(3,984,236)	(610,610)
Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	567,335,222	1,579,586,407	1,579,586,407	450,499,736	833,714,126	833,714,126
—Diluted	1,833,321,082	1,579,586,407	1,579,586,407	450,499,736	833,714,126	833,714,126
Net income (loss) per Class A and Class B ordinary share
Net income (loss) attributable to Yatsen's ordinary shareholders——Basic	0.03	(1.01)	(0.15)	(0.10)	(4.78)	(0.73)
Net income (loss) attributable to Yatsen's ordinary shareholders——Diluted	0.03	(1.01)	(0.15)	(0.10)	(4.78)	(0.73)
Net income (loss) per ADS (4 ordinary shares equal to 1 ADS)
Net income (loss) attributable to Yatsen's ordinary shareholders——Basic	0.12	(4.04)	(0.62)	(0.40)	(19.12)	(2.93)
Net income (loss) attributable to Yatsen's ordinary shareholders——Diluted	0.10	(4.04)	(0.62)	(0.40)	(19.12)	(2.93)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2019	2020	2020	2019	2020	2020
Share-based compensation expenses are included in the operating expenses as follows:	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Fulfillment expenses	-	2,947	452	-	2,947	452
Selling and marketing expenses	-	54,332	8,327	-	54,332	8,327
General and administrative expenses	18,553	1,184,585	181,546	74,995	1,841,409	282,208
Research and development expenses	-	1,900	291	-	1,900	291
Total	18,553	1,243,764	190,616	74,995	1,900,588	291,278

YATSEN HOLDING LIMITED

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2019	2020	2020	2019	2020	2020
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Income (loss) from operations	71,467	(1,533,852)	(235,074)	143,761	(2,682,671)	(411,137)
Share-based compensation expenses	18,553	1,243,764	190,616	74,995	1,900,588	291,278
Non-GAAP income (loss) from operations	90,020	(290,088)	(44,458)	218,756	(782,083)	(119,859)
Net income (loss)	46,216	(1,531,204)	(234,668)	75,359	(2,688,415)	(412,017)
Share-based compensation expenses	18,553	1,243,764	190,616	74,995	1,900,588	291,278
Non-GAAP net income (loss)	64,769	(287,440)	(44,052)	150,354	(787,827)	(120,739)
Net income (loss) attributable to ordinary shareholders of Yatsen	18,782	(1,595,900)	(244,583)	(45,080)	(3,984,236)	(610,610)
Share-based compensation expenses	18,553	1,243,764	190,616	74,995	1,900,588	291,278
Accretion to preferred shares	27,434	65,304	10,008	59,200	242,209	37,120
Deemed dividends to preferred Shareholders due to modification of preferred shares	-	-	-	61,239	1,054,220	161,566
Non-GAAP net income (loss) attributable to ordinary shareholders of Yatsen	64,769	(286,832)	(43,959)	150,354	(787,219)	(120,646)
Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	567,335,222	1,579,586,407	1,579,586,407	450,499,736	833,714,126	833,714,126
—Diluted	1,833,321,082	1,579,586,407	1,579,586,407	1,660,036,501	833,714,126	833,714,126
Non-GAAP net income (loss) attributable to ordinary shareholders per Class A and Class B ordinary share
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders——Basic	0.11	(0.18)	(0.03)	0.33	(0.94)	(0.14)
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders——Diluted	0.04	(0.18)	(0.03)	0.09	(0.94)	(0.14)
Non-GAAP net income (loss) attributable to ordinary shareholders per ADS (4 ordinary shares equal to 1 ADS)
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders——Basic	0.44	(0.73)	(0.11)	1.32	(3.78)	(0.58)
Non-GAAP net income (loss) attributable to Yatsen's ordinary shareholders——Diluted	0.16	(0.73)	(0.11)	0.36	(3.78)	(0.58)